Exhibit 99.1

Nayax Reports Second Quarter 2023 Financial Results
Revenue Grew 36% Year-Over-Year to $56.2 Million
Recurring Revenue Grew 43% Year-Over-Year
Reaffirms: FY 2023 Revenue; YoY Growth of at least 35%; Earnings Outlook

HERZLIYA, Israel, August 9, 2023 (Globe Newswire) – Nayax Ltd. (Nasdaq, TASE: NYAX), a global commerce enablement and payments platform designed to enable retailers to provide consumers with digital, cashless, connected commerce experiences, and enhance consumer loyalty and conversion, today announced its financial results for the second quarter 2023.

“Our business momentum continued into the second quarter. We delivered strong revenue growth of 36% year-over-year and improved Adjusted EBITDA to $1.3 million, driven by the excellent growth of our recurring revenue sources and ongoing operating efficiencies across the business. More importantly, I am pleased that we reported an improvement in our overall gross margin mainly from our hardware component cost management.” said Yair Nechmad, Chief Executive Officer and Chairman of the Board. “These results reflect the continued execution of our strategic initiatives and the secular trends driving our core unattended market.”

Mr. Nechmad continued, “Nayax’s business fundamentals remain strong and our differentiated growth strategies and value proposition as a global solutions provider, with a complete end-to-end solution, continues to resonate with our diverse customer base. We remain focused on executing our strategies while maintaining a balance between growth and improved profitability.”

Second Quarter Financial Highlights

(All comparisons are relative to the three-month period ended June 30, 2022, unless otherwise stated):

•	Total revenue of $56.2 million, an increase of 36.4%.

•	Recurring revenue from monthly SaaS and payment processing fees grew 42.9% and represented 65% of total revenue in Q2 2023.

Revenue Breakdown	Q2 2023 ($M)	Q2 2022 ($M)	Change (%)
SaaS Revenue	14.3	10.8	32.4%
Payment Processing Fees	22.0	14.6	50.7%

Total Recurring Revenue (*)	36.3	25.4	42.9%
POS Devices Revenue (**)	19.9	15.8	25.9%
Total Revenue	56.2	41.2	36.4%

(*) Recurring Revenue comprised of SaaS revenue and payment processing fees.
(**) POS Devices Revenue includes revenues that are derived from the sale of our hardware products.

•
Q2 2023 gross margin was 37%, higher compared to Q1 2023 of 34% and Q2 2022 of 33%. The improvement was mainly attributed to our hardware component cost management execution and favorable hardware selling prices. During the quarter, hardware gross margin improved to 19% from 12% in Q1 2023. For 1H 2023, hardware gross margin was 15%, as previously communicated.

•	Overall gross margin continues to be impacted by the higher mix of POS devices revenue, and increase in processing fees, which have lower margins than SaaS revenue.

•	Gross profit reached $20.9 million, an increase of 48%.

•
Operating expenses, including research and development, share-based compensation expenses, and depreciation and amortization amounted to $24.2 million, an increase of 6.5% from Q1 2023. This modest increase reflects select hiring during the quarter in the R&D and SG&A functions.

•	Q2 2023 Operating loss was $3.7 million, compared to an operating loss of $8.6 million, representing a significant improvement in expense management.

•	Net loss for Q2 2023 was $4.0 million, or ($0.120) per diluted share, compared to a net loss of 10.3 million, or ($0.316) per diluted share.

•
We continued to make significant strides in improving our bottom line. Adjusted EBITDA was a positive $1.3 million for the first time in two years, since Q1 2021, a marked improvement of $4.5 million to Adjusted EBITDA compared to negative $3.2 million in Q2 2022.

Explanation of Company Revenues

The Company provides payment processing and business operations software solutions and services through its global cashless payment platform. Nayax generates revenue from the sale of its POS devices, a monthly subscription fee for access to its SaaS solutions, and payment processing fees for transactions made at the point-of-sale and through its global platform, as provided in the chart above.

In Q2 2023, the Company recorded strong growth in its recurring revenue from SaaS and payment processing, reflecting 65% of total revenue. This increase in recurring revenue represents growth in both the number of transactions processed through our devices as well as an increase in total transaction value, as well as an increase in SaaS revenue. This growth is a result of our growing install base of managed and connected devices as well as the continued rapid adoption of cashless payments by consumers.

Second Quarter Business and Operational Highlights

(All comparisons are relative to the three-month period ended June 30, 2022, unless otherwise stated):

•	Expanded our diverse customer base this quarter, by adding 4,000 new customers across our global footprint, bringing our total customer base to 56,000, as of June 30, 2023, an increase of 47%

•	Dollar-based net retention rate was 139%, reflecting the high satisfaction and loyalty our customers place on our comprehensive solutions to increase their revenue and improve their operations.

•
Added almost 56,000 managed and connected devices during the quarter, driven by robust customer demand, bringing the total number of managed and connected devices to 824,000. This represents an increase of 38%.

•	Number of processed transactions grew by 41% to 446 million.

•	Total transaction value increased by 51% to $885 million.

•	Extended our relationship with Primo Water in the US with additional Nayax devices and plan to expand globally.

•	The leading US unattended retail provider extended its program with Nayax by purchasing devices for a water refilling project at a large car manufacturer.

•
Added Synergy Energy as a new Tier 1 customer. Synergy Energy is Western Australia’s largest energy retailer and generator. Synergy has chosen to rollout their EV DC chargers with Nayax devices embedded. This deployment of EV fast chargers with cashless payments is the first in Australia.

Operational Metrics

We regularly monitor various operational metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. We believe these financial and operating metrics are useful in evaluating our business. Although these operating and financial metrics are frequently used by investors and security analysts in their evaluation of companies, such metrics have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results of operations as reported under IFRS. In addition, our operating and financial metrics may be calculated in a different manner than similarly titled metrics used by other companies.

Key Performance Indicators	Q2 2023	Q2 2022	Change (%)
Total Transaction Value ($m)	885	585	51%
Number of Processed Transactions (millions)	446	316	41%
Take Rate % (Payments) (*)	2.49%	2.50%	-0.4%
Managed and Connected Devices	824,000	595,000	38%

(*) Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the total dollar transaction value by the Company’s processing revenue in the same quarter.

Recent Developments

The Israel Competition Authority (the “ICA”) has requested from Nayax certain documents and other information related mainly to its acquisition of On Track Innovation Ltd. The Company has provided the requested information and commenced discussions with the ICA, which are ongoing. At this early stage, it is difficult to assess when this process will conclude and what the results might be.

Outlook:

Full-Year 2023 Outlook: We are reaffirming our full-year 2023 outlook.

•	Revenue on a constant currency basis to be in the range of $235 million to $240 million, representing year-over-year growth of at least 35%.

•	Operating expenses to stay flat from Q4 2022 annualized run rate.

•	Adjusted EBITDA to be between $3 to $7 million in 2023.

Full-Year 2023 Assumptions:

•	Continued execution of strategic growth plans and benefits of secular trends in digital payments.

•	Customer demand continues to be strong.

•	Assumes no material changes in macroeconomic conditions.

The outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. See cautionary note regarding “Forward-looking Statements” below.

We cannot reconcile expected 2023 Adjusted EBITDA to expected net income without unreasonable effort because certain items that impact net income and other reconciling metrics are out of our control and/or cannot be reasonably predicted at this time, which unavailable information could have a significant impact on our IFRS financial results.

Mid-Term Outlook:

•
We are reaffirming our mid-term revenue outlook of 35% annual growth, driven by organic growth initiatives, with customer growth, market penetration and continued expansion of our integrated payments platform as well as our emerging growth engines and strategic M&A.

Long-Term Outlook:

•	We are reaffirming our long-term outlook of 35% annual growth, driven by organic growth initiatives and strategic M&A.
•
Our long-term gross margin target of 50% is driven by leasing options for IoT POS, growing SaaS revenue and payment processing fees along with services offering through our emerging growth initiatives.

•	Our long-term Adjusted EBITDA margin target is 30%.

Conference Calls:

Nayax will host two conference calls and webcasts on August 9, 2023. The first in English and the other in Hebrew to discuss 2023 second quarter results. The call in English will be held at 8:30 a.m. Eastern Time, 3:30 p.m. Israel Time and 5:30 a.m. Pacific Time, followed by the conference call in Hebrew at 9:30 a.m. Eastern Time, 4:30 p.m. Israel time and 6:30 a.m. Pacific Time. Participating on the call will be Yair Nechmad, Chief Executive Officer and Sagit Manor, Chief Financial Officer.

For the conference call in English, we encourage participants to pre-register using the link below. Those who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call/webcast start time. You will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

To pre-register, go to:

https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10021592&linkSecurityString=1942bb5270

For those who are unable to pre-register, kindly join the conference call/webcast by using one of the dial-in numbers or clicking the webcast link below.

U.S. TOLL-FREE: 1-855-327-6837
ISRAEL TOLL-FREE: 1-809-458-327
INTERNATIONAL TOLL-FREE: 1-631-891-4304

WEBCAST LINK:
https://viavid.webcasts.com/starthere.jsp?ei=1606973&tp_key=393718686b

Participants may also register and join the conference call/webcast by visiting the Events section of the Nayax website, found here: Events

Following the conference call, a replay will be available until August 23, 2023. To access the replay, please dial one of the following numbers:

Replay TOLL-FREE: 1-844-512-2921
Replay TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 10021592

An archive of the conference call will be available on Nayax's Investor Relations website Nayax - Investor Relations

To access the conference call/webcast in Hebrew, use the link with passcode below:
https://us02web.zoom.us/j/88222545837?pwd=MkM2dm1JdVhGa2dKdjZmKzhtVHNodz09

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment over the world; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 1, 2023 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward- looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Use of Non-IFRS Financial Information

In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this press release contains Adjusted EBITDA, a non-IFRS financial measure, as a measure to evaluate our past results and future prospects.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period plus finance expenses, tax expense, depreciation and amortization, share-based compensation costs, non-recurring issuance costs and our share in losses of associates accounted for by the equity method.

We present Adjusted EBITDA in this press release because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance and for internal planning and forecasting purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe that Adjusted EBITDA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Adjusted EBITDA may be different from similarly-titled measures used by other companies. The principal limitation of Adjusted EBITDA is that it excludes significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed above. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses are excluded or included in determining Adjusted EBITDA.

A reconciliation is provided at the end of this press release for Adjusted EBITDA to net loss, the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review net loss and the reconciliation to Adjusted EBITDA included below and to not rely on any single financial measure to evaluate our business.

Constant Currency

Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

The Company cannot provide expected 2023 net income without unreasonable effort because certain items that impact net income are out of the Company's control and/or cannot be reasonably predicted at this time, which unavailable information could have a significant impact on the Company’s IFRS financial results.

About Nayax

Nayax is a global commerce enablement and payments platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and consumer engagement tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. Today, Nayax has 9 global offices, approximately 800 employees, connections to more than 80 merchant acquirers and payment method integrations and is a recognized payment facilitator worldwide. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com

Investor Relations Contact:
Virginea Stuart Gibson
Vice President, Investor Relations
virgineas@nayax.com

Public Relations Contact:
Courtney Tolbert
5W PR
ctolbert@5wpr.com

NAYAX LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2023
(Unaudited)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	June 30	December 31
	2023	2022
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	31,050	33,880
Restricted cash transferable to customers for processing activity	50,575	34,119
Short-term bank deposits	1,234	83
Receivables in respect of processing activity	32,404	25,382
Trade receivable, net	32,462	27,412
Inventory	22,924	23,807
Other current assets	7,215	5,777
Total current assets	177,864	150,460

NON-CURRENT ASSETS:
Long-term bank deposits	1,315	1,336
Other long-term assets	5,196	2,948
Investment in associate	5,837	6,579
Right-of-use assets, net	6,340	7,381
Property and equipment, net	5,930	6,668
Goodwill and intangible assets, net	59,344	55,116
Total non-current assets	83,962	80,028
TOTAL ASSETS	261,826	230,488

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	June 30	December 31
	2023	2022
	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	18,069	7,684
Current maturities of long-term bank loans	1,033	1,052
Current maturities of loans from others and other long-term liabilities	4,990	4,126
Current maturities of leases liabilities	2,216	2,206
Payables in respect of processing activity	94,846	63,336
Trade payables	12,135	14,574
Other payables	17,936	17,229
Total current liabilities	151,225	110,207

NON-CURRENT LIABILITIES:
Long-term bank loans	861	1,444
Long-term loans from others and other long-term liabilities	3,606	7,062
Post-employment benefit obligations, net	429	403
Lease liabilities	5,058	5,944
Deferred income taxes	691	793
Total non-current liabilities	10,645	15,646
TOTAL LIABILITIES	161,870	125,853

EQUITY:
Share capital	8	8
Additional paid in capital	152,648	151,406
Capital reserves	9,880	9,771
Accumulated deficit	(62,580)	(56,550)
TOTAL EQUITY	99,956	104,635
TOTAL LIABILITIES AND EQUITY	261,826	230,488

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
	U.S. dollars in thousands
	(Excluding loss per share data)

Revenues	108,569	75,343	56,159	41,211
Cost of revenues	(69,838)	(48,144)	(35,303)	(27,105)
Gross Profit	38,731	27,199	20,856	14,106

Research and development expenses	(10,106)	(10,692)	(4,970)	(5,098)
Selling, general and administrative expenses	(33,967)	(29,946)	(17,536)	(15,121)
Depreciation and amortization in respect of technology and capitalized development costs	(2,814)	(2,111)	(1,674)	(1,066)
Other expenses, net	-	(866)	-	(866)
Share of loss of equity method investee	(741)	(1,071)	(383)	(570)
Operating loss	(8,897)	(17,487)	(3,707)	(8,615)
Finance expenses, net	(118)	(2,357)	(40)	(1,499)
Loss before taxes on income	(9,015)	(19,844)	(3,747)	(10,114)
Income tax expense	(485)	(285)	(226)	(235)
Loss for the period	(9,500)	(20,129)	(3,973)	(10,349)

Attribution of loss for the period:
Total	(9,500)	(20,129)	(3,973)	(10,349)

Loss per share attributed to shareholders of the Company:
Basic and diluted loss per share	(0.288)	(0.614)	(0.120)	(0.316)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
	U.S. dollars in thousands
Loss for the period	(9,500)	(20,129)	(3,973)	(10,349)

Other comprehensive loss for the period:
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	109	(489)	70	(339)
Total comprehensive loss for the period	(9,391)	(20,618)	(3,903)	(10,688)

Attribution of total comprehensive loss for the period:
Total comprehensive loss for the period	(9,391)	(20,618)	(3,903)	(10,688)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Equity attributed to shareholders of the Company
	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity attributed to shareholders of the Company	Total equity
	U.S. dollars in thousands

Balance at January 1, 2023 (audited)	8	151,406	248	9,503	20	(56,550)	104,635	104,635
Changes in the six months ended June 30, 2023:
Loss for the period	-	-	-	-	-	(9,500)	(9,500)	(9,500)
Other comprehensive loss for the period	-	-	-	-	109	-	109	109
Employee options exercised	*	1,242	-	-	-	-	1,242	1,242
Share-based payment	-	-	-	-	-	3,470	3,470	3,470
Balance on June 30, 2023 (unaudited)	8	152,648	248	9,503	129	(62,580)	99,956	99,956

Balance at January 1, 2022 (audited)	8	150,366	102	9,503	394	(28,697)	131,676	131,676
Changes in the six months ended June 30, 2022:
Loss for the period	-	-	-	-	-	(20,129)	(20,129)	(20,129)
Other comprehensive loss for the period	-	-	-	-	(489)	-	(489)	(489)
Employee options exercised	*	397	-	-	-	-	397	397
Share-based payment	-	-	-	-	-	5,635	5,635	5,635
Balance on June 30, 2022 (unaudited)	8	150,763	102	9,503	(95)	(43,191)	117,090	117,090

(*) Represents an amount lower than $1 thousand.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Equity attributed to shareholders of the Company
	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity attributed to shareholders of the Company	Total equity
	U.S. dollars in thousands

Balance at April 1, 2023 (unaudited)	8	151,710	248	9,503	59	(60,286)	101,242	101,242
Changes in the three months ended June 30, 2023:
Loss for the period	-	-	-	-	-	(3,973)	(3,973)	(3,973)
Other comprehensive loss for the period	-	-	-	-	70	-	70	70
Employee options exercised	*	938	-	-	-	-	938	938
Share-based compensation	-	-	-	-	-	1,679	1,679	1,679
Balance on June 30, 2023 (unaudited)	8	152,648	248	9,503	129	(62,580)	99,956	99,956

Balance at April 1, 2022 (unaudited)	8	150,460	102	9,503	244	(35,217)	125,100	125,100
Changes in the three months ended June 30, 2022:
Loss for the period	-	-	-	-	-	(10,349)	(10,349)	(10,349)
Other comprehensive loss for the period	-	-	-	-	(339)	-	(339)	(339)
Employee options exercised	*	303	-	-	-	-	303	303
Share-based compensation	-	-	-	-	-	2,375	2,375	2,375
Balance on June 30, 2022 (unaudited)	8	150,763	102	9,503	(95)	(43,191)	117,090	117,090

(*) Represents an amount lower than $1 thousand.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(9,500)	(20,129)	(3,973)	(10,349)
Adjustments to reconcile net loss to net cash provided by (used in) operations (see Appendix A)	8,722	1,942	2,310	(4,892)
Net cash used in operating activities	(778)	(18,187)	(1,663)	(15,241)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(7,984)	(6,131)	(4,449)	(3,269)
Acquisition of property and equipment	(274)	(599)	(178)	(410)
Loans granted to related company	(620)	-	(620)	-
Increase in bank deposits	(1,182)	(7,048)	(1,123)	(370)
Payments for acquisitions of subsidiaries, net of cash acquired	-	440	-	440
Interest received	448	35	424	35
Investments in financial assets	(97)	(6,686)	(97)	(1,014)
Proceeds from sub-lessee	69	-	69	-
Net cash used in investing activities	(9,640)	(19,989)	(5,974)	(4,588)

CASH FLOWS FROM FINANCING ACTIVITIES:
Interest paid	(1,020)	(261)	(745)	(120)
Changes in short-term bank credit	10,874	-	6,643	-
Royalties paid in respect to government assistance plans	(67)	(36)	(67)	(36)
Transactions with non-controlling interests	-	(186)	-	-
Repayment of long-term bank loans	(502)	(1,711)	(248)	(248)
Repayment of long-term loans from others	(2,261)	(1,568)	(1,055)	(626)
Repayment of other long-term liabilities	(136)	(148)	(67)	(73)
Employee options exercised	1,033	501	937	410
Principal lease payments	(1,063)	(656)	(489)	(205)
Net cash provided by (used in) financing activities	6,858	(4,065)	4,909	(898)

Decrease in cash and cash equivalents	(3,560)	(42,241)	(2,728)	(20,727)
Balance of cash and cash equivalents at beginning of period	33,880	87,332	33,212	64,752
Gains (losses) from exchange differences on cash and cash equivalents	537	(3,897)	424	(2,618)
Gains (losses) from translation differences on cash and cash equivalents of foreign activity operations	193	568	142	355
Balance of cash and cash equivalents at end of period	31,050	41,762	31,050	41,762

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
	U.S. dollars in thousands
Appendix A – adjustments to reconcile net loss to net cash provided by operations:

Adjustments in respect of:
Depreciation and amortization	5,783	3,936	3,156	1,932
Post-employment benefit obligations, net	26	(42)	22	(19)
Deferred taxes	(72)	(107)	(36)	(53)
Finance expenses, net	(1,018)	2,988	(807)	2,034
Expenses in respect of long-term employee benefits	98	91	38	41
Share of loss of equity method investee	741	1,071	383	570
Long-term deferred income	(52)	(52)	(26)	(26)
Expenses in respect of share-based compensation	2,985	5,165	1,425	2,063
Total adjustments	8,491	13,050	4,155	6,542

Changes in operating asset and liability items:
Decrease (Increase) in restricted cash transferable to customers for processing activity	(16,456)	(9,021)	(6,493)	338
Increase in receivables from processing activity	(7,023)	(7,965)	(4,662)	(2,777)
Increase in trade receivables	(4,949)	(5,851)	(2,517)	(4,784)
Decrease in other current assets	(238)	(7,063)	(1,237)	(7,326)
Decrease (Increase) in inventory	850	(10,208)	4,432	(7,960)
Increase in payables in respect of processing activity	31,510	15,645	15,095	609
Increase (Decrease) in trade payables	(2,032)	12,106	(4,516)	11,160
Increase (Decrease) in other payables	(1,431)	1,249	(1,947)	(694)
Total changes in operating asset and liability items	231	(11,108)	(1,845)	(11,434)
Total adjustments to reconcile net loss to net cash provided by (used in) operations	8,722	1,942	2,310	(4,892)

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment in credit	2	70	2	70
Acquisition of right-of-use assets through lease liabilities	338	380	243	0
Share based payments costs attributed to development activities, capitalized as intangible assets	485	470	254	312
Recognition of receivable balance in respect of sub-lease against derecognition of right-of-use asset in respect of lease of buildings	455	-	455	-

 IFRS to Non-IFRS

The following is a reconciliation of loss for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.

	Quarter ended as of (U.S. dollars in thousands)
	Q2 2023	Q2 2022
Loss for the period	(3,973)	(10,349)
Finance expense, net	40	1,499
Tax expense	226	235
Depreciation and amortization	3,156	1,932
EBITDA	(551)	(6,683)
Expenses in respect of share-based compensation	1,425	2,063
Non-Recurring issuance costs	-	866
Share of loss of equity method investee (1)	383	570
ADJUSTED EBITDA (2)	1,257	(3,184)

(1) Equity method investee is related to our 2021 investment in Tigapo.
(2) For historical years comparison (2018-2020), when excluding (i) product costs increase due to global components shortage (ii) bonus plan for non-sales employees that was introduced in Q3 2021, Adjusted EBITDA for Q2 2022 and Q2 2023 improved to $1.3M and $2.8M respectively.